SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SmartPros Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

83171G103

(CUSIP Number)

12/31/2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☐ Rule 13d-1 (c)

☒ Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83171G103	Page 2 of 4

(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

Greene, Allen S.

(2) Check the appropriate box if a member of a group (see instructions)

(a) ☐

(b) ☐

(3) SEC use only.

(4) Citizenship or place of organization.

United States of America

Number of shares beneficially owned by each reporting person with:

(5) Sole voting power:

352,714

(6) Shared voting power:

None

(7) Sole dispositive power:

352,7141

(8) Shared dispositive power:

None

(9) Aggregate amount beneficially owned by each reporting person.

446,047

(10) Check if the aggregate amount in Row (9) excludes certain shares ☐

(see instructions).

(11) Percent of class represented by amount in Row 9.

9.5%

(12) Type of reporting person (see instructions).

IN

1 Includes 26,111 shares subject to vesting.

CUSIP No. 83171G103	Page 3 of 4

Item 1(a). Name of Issuer:

SmartPros Ltd

Item 1(b). Address of Issuer’s Principal Executive Offices:

12 Skyline Drive, Hawthorne, NY 10532

Item 2(a). Name of Person Filing:

Greene, Allen S.

Item 2(b). Address or Principal Business Office or, If None, Residence:

12 Skyline Drive, Hawthorne, NY 10532

Item 2(c). Citizenship:

United States of America

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP No.:

83171G103

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐ An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with ss.240.13d- 1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with ss. 240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with ss. 240.13d-1(b)(1)(ii)(K).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Item 4. Ownership

(a) Amount beneficially owned: 446,0472

(b) Percent of class: 9.5%. The percentage used herein is rounded to the nearest tenth and based on 4,682,941 shares of Common Stock outstanding as of March 11, 2013.

2 Includes 93,333 shares underlying immediately exercisable outstanding options.

CUSIP No. 83171G103	Page 4 of 4

(c) Number of shares as to which such person has:

(i) Sole power to direct the vote: 352,714

(ii) Shared power to direct the vote: None.

(iii) Sole power to dispose or direct the disposition of: 352,714 (see footnote #1, above.)

(iv) Shared power to dispose or direct the disposition of: None.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 3/12/2013	/s/ Allen S. Greene
Name: Allen S. Greene